November 12, 2008

Melissa Campbell Duru
Attorney Advisor
Securities & Exchange Commission
Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549-0303

Re:	Flex Fuels Energy, Inc.
Preliminary Proxy Statement on Schedule 14A filed October 31, 2008 by
Thomas Barr, David S. Miller, John Nangle, and International
Capital Partners, SA
File No. 0-52601

Dear Ms. Duru:

On behalf of our client, the Barr Participants (as such term is defined in the captioned filing), we hereby submit via EDGAR transmission for filing with the Securities and Exchange Commission (the “Commission”), an amended Preliminary Proxy Statement involving the solicitation of proxies in opposition to management.

By your letter dated November 7, 2008 (the “November 7 Comment Letter”), Barr Participants were informed of the comments of the Staff with respect to the Barr Participant’s October 31, 2008 preliminary proxy statement filing (the “Preliminary Proxy Statement”). The amendment incorporates changes to the Preliminary Proxy Statement in response to the comments of the Staff set forth in the November 7 Comment Letter. To aid in your review, the full text of each of the comments of the Staff is reproduced below in bold, and the Barr Participant’s response to each such comment directly follows the applicable text, which is numbered to correspond with each number set forth in the November 7 Comment Letter.

Schedule 14A

General

1. Please revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Ru1e 14a-6(e)(l).

The first page of the proxy statement and the form of proxy have been revised to clearly mark them as “Preliminary Copies.”

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

2. The EDGAR header tag used to identify the above-captioned filing is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to management of Flex Fuels Energy, Inc. The correct EDGAR header tag is' PREC14A, not PREN14A. Please contact the SEC's Filer Support Branch at 202.551.8900 to inquire if this header tag can be retroactively corrected. In addition, please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PREC 14A.

We have contacted the SEC’s filer support branch and have been advised that they are unable to retroactively correct the EDGAR tag on the October 31, 2008 filing to show as PREC14A. Per our telephone discussion, the current amendment bears the EDGAR header tag of PRRN14A.

Cover Page

3. We note that the nominees will be presented for election at the meeting. Please describe the procedural requirements, if any, that must be met to present the nominees at the time of the meeting. If there are procedural requirements, please disclose that if you fail to meet any of the requirements, shareholders who vote with your proxy card would be disenfranchised with respect to the election of directors.

The document has been amended to provide the requested disclosure

4. We refer you to disclosure on page 2 in which you indicate that the BLUE proxy cards received confer authority to vote in favor of substitute nominees in the event that the company makes or announces changes to the company’s by-laws or takes or announces actions that could have the effect of disqualifying one or more Barr nominees. This would appear to be a substantive matter for which supplemental information would be needed. Please clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.

The page 2 disclosure has been amended to provide the requested disclosure.

5. We note that you plan on employing various methods to solicit proxies, including e-mails, telephone calls, or visits. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, disclose which web sites and/or chat rooms you plan to utilize.

We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under cover of Schedule 14A on the date of first use. We do not plan to solicit proxies via the internet (other than by e-mail) or use scripts. Further, we do not intend to use soliciting materials which contain information not contained in the proxy statement.

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

Proposal 1. page 2

Election of Directors. page 2

6. While we note disclosure on page 9, you should revise your disclosure under this heading to clarify that the Barr nominees have each consented to be named as nominees in the proxy.

We have made the requested revision under Election of Directors.

The Company Needs a New Board of Directors. page 3

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

•	“the company is making inadequate progress in carrying out its business plan…”;

•	“the board is not responding appropriately to changes in market conditions…”;

•	the company has been forced to write off “about $450,000” in connection with the abandoned development project;

•	the oilseed crush plant work can not proceed unless the company raises $77,000,000 in additional capital;

•	“pursuit of a project that would require $77,000,000 of additional capital ...in the current capital markets environment... is indefensible...”; and,

•
Messrs. Barrows, Gothard and Laird have not demonstrated that they are willing to gauge the Company's progress toward profitability and to consider alternatives that will utilize the Company's capital most efficiently.

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We have determined to remove the referenced statements and assertions of opinions from the proxy statement.

8. You indicate that the company abandoned a development project. Revise to clarify whether and, if so, how Mr. Barr participated in the decision to abandon the project.

We have determined to remove reference to the abandoned development project.

9. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for you assertions in the document. In this regard, we refer you to the assertion that Messrs. Laird and Gothard “have failed to demonstrate appropriate flexibility or vision” in the management of the company's business.

We have removed statements that directly or indirectly impugn character, integrity or personal reputation or made charges of illegal or immoral conduct.

10. We note statements in your materials in which you assert your belief that Mr. Barr, in contrast to the current directors, has been aggressively reviewing the company's business plan and proposes to bring on two "experienced people." Please supplement your disclosure to provide support for your suggestion that the current board of directors have not been aggressively reviewing the business plan of the company. Similarly, please disclose how Mr. Barr's aggressive review of the business plan resulted in his determination to nominate Messrs. Nangle and Miller and what Mr. Barr believes will change in the business plans of the company based on any conclusions he has drawn from his review.

We have determined to remove the statement that Mr. Barr, in contrast to the current directors, has been aggressively reviewing the company’s business plan and proposes to bring on two “experienced people” as well as related statements.

11. Although you suggest that Messrs. Nangle and Miller are experienced, it does not appear from the biography of Mr. Miller that he has any experience within the industry in which the company operates. Further supplement your disclosure to provide support for the assertion that Messrs Miller and Nangle possess "the type of experience and expertise which has significant promise of being valuable to the Company."

The reference to Messrs. Miller and Nangle possessing the “type of experience and expertise which has significant promise of being valuable to the Company” has been removed.

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

12. Rather than provide a subset of the list of potential actions that the nominees could take, please revise to provide disclosure of all material plans that the Barr nominees may take if elected to the board. Alternatively, please disclose that the list of potential changes is all the material changes that the nominees may decide to implement.

The actions that the Barr Nominees will take if elected are set forth and have been indicated as such. Actions that the Barr Nominees may take are not presently known with any certainty and as such are not discussed.

13. You indicate that the Barr nominees would plan on restoring Mr. Robert Galvin as the chief financial officer of the company, subject to his availability. You also indicate that the current chief executive officer "purported to remove" Mr. Galvin without authorization from the current board of directors. Please provide supplemental disclosure supporting your suggestion that Mr. Galvin was inappropriately removed from office. Moreover, please supplement your disclosure to describe the process the new board will use to identify and hire a new chief financial officer.

There is an ongoing dispute as to the composition of the Company’s board of directors. The dispute has resulted in litigation (see response to Item 18, below) which temporarily enjoins Jim Laird from participating in any company board meetings or otherwise acting in the capacity of a director of the Company. This effectively leaves Brian Barrows and Tom Barr as the directors of the Company. Officers serve at the pleasure of the board and may only be removed by board action. Notwithstanding the foregoing, Robert Galvin was terminated as the Company’s chief financial officer and replaced by Paul Gothard without the requisite board approval. This is the basis for the assertion that Mr. Galvin was inappropriately removed from office. The proxy statement disclosure has been supplemented to discuss the process the Barr nominees will use to identify and hire a new chief financial officer.

14. Please supplement your disclosure to describe in further detail the type of modifications to the business plan that the Barr nominees would seriously consider. In this regard, we note that amongst the possible “strategic alternatives” that could be considered are a merger, reorganization, liquidation or sale of a material amount of assets. Clarify for shareholders the possible consequences (i.e. is a going private transaction contemplated?), resulting from some of the alternatives. To the extent known, provide quantifiable and/or qualitative indicators of what the Barr nominees would consider before making a determination on any of the listed alternatives.

The disclosure respecting the modification to the business plan to be considered by the Barr Nominees have been revised as it is premature to discuss possible modification at this time.

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

Voting Procedures, page 3

“What should I do if I receive a white proxy...”, page 4

15. Please revise the statement that only your latest dated proxy card will be counted to clarify that shareholders may revoke the proxy by attending the annual meeting and voting in person.

The requested revision has been made.

Information Regarding Participants in this Solicitation Including the Proxy Card. Including Related Party Transactions. page 7

16. It does not appear that all of the information required by Item 5(b) of Schedule 14A has been provided with respect to each participant. For example, we were unable to locate the business addresses of each of the persons and/or control persons of Messrs. Nangle, Miller and rep. Similarly, it does not appear as though information pursuant to Item 5(b)(1)(ii) is provided. Please revise your disclosure accordingly.

The proxy statement disclosure has been expanded to include all of the information required by Item 5(b) (including Item 5(b)(1)(ii) of Schedule 14A).

17. We note ICP's engagement as placement agent with respect to the private placements in 2007 and its current involvement in connection with the proxy solicitation. Consistent with the requirements of Item 5(b)(1)(xii) of Schedule 14A, please clarify whether ICP has any arrangement or understanding with any person with respect to future transactions to which the company or any of its affiliates will or may be a party.

ICP has no present arrangements or understandings with any person with respect to future transactions to which the Company or any of its affiliates will or may be a party.

Litigation Involving the Company. page 9

18. Please provide us supplementally with a copy of the complaint, as amended, that was filed against the company and Messrs. Barrows and Laird.

We are providing you by overnight courier with a copy of the amended complaint filed against the Company and Messrs. Barrows and Laird.

Securities & Exchange Commission
Office of Mergers and Acquisitions
November 12, 2008

Security Ownership of Directors and Officers. . ., page 9

19. We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We have amended the proxy statement to delete reliance on the Company’s proxy statement and to include previously omitted information that lead to our doing so.

The Barr Participants have acknowledged in writing in Schedule A attached hereto that:

•	The participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The participants may not assert staff comments as a defense I any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that the changes in the accompanying amended Preliminary Proxy Statement and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the November 7 Comment Letter. If the Staff has any questions or comments with respect to the changes made to the amended Preliminary Proxy Statement, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

Enclosures

SCHEDULE A

ACKNOWLEDGEMENT

The undersigned, Thomas Barr, David S. Miller, John Nangle and International Capital Partners, S.A. have filed an amended Preliminary Proxy Statement on Schedule 14A (SEC File No. 0-52601). In connection therewith, the undersigned acknowledge as follows:

•	They are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas Barr	/s/ David S. Miller
THOMAS BARR	DAVID S. MILLER

INTERNATIONAL CAPITAL PARTNERS, S.A.

/s/ John Nangle	By: /s/ Domingo Zapata
JOHN NANGLE	Name: Domingo Zapata
Title: Chairman